Name of Issuer - - Dave & Buster's inc.
Title of Class of securities - - Common Stock
Cusip number - -23833N104

Name, address and telephone number of person
 authorized to receive notices and communications -
Raborn & Co., Inc.
Douglas Raborn
777 East Atlantic Avenue, Suite 301
Delray Beach, FL 33483
561-278-5555

Date of event which requires filing of this statement -
June 2, 1998

if the filing person has previously
 filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following area
Check the following area if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five per cent or less of su
ch class.)

1. Name of reporting person, SS or IRS identification no. of above person Raborn & Co., Inc., #65-0022112

2. Check the appropriate area if a member of a group -
(a)  [ ]      (b) [ ]
N/A

3.  Sec Use only -

4. Source of funds - Client investment portfolios

5. Check area if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) - [ ]

6.  Citizenship of place of organization - Delray Beach, FL, USA

7.  Sole voting power - N/A

8.  Shared voting power - N/A

9. Sole dispositive power - 683,835

10. Shared dispositive power - N/A

11.  Aggregate amount specifically owned by each reporting person
* 683,835

12.  Check area if aggregate amount in row (11) excludes certain shares - N/A

13. Percent of class represented by amount in row (11) - 100%

14.  Type of reporting person - Investment advisor